UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           WELLCARE HEALTH PLANS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    94946T106
                                 (CUSIP Number)

                                 AUGUST 2, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages
                              Exhibit Index: Page 6


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1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                a. [ ]
                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          531,329
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         711,080
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         531,329
    With
                            8             Shared Dispositive Power
                                                   711,080

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,242,409

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                      3.1%

12       Type of Reporting Person (See Instructions)

                                    IA, OO



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                                                               PAGE 3 OF 7 PAGES


ITEM 1(A). NAME OF ISSUER:

          WellCare Health Plans, Inc. (the "Issuer")

ITEM 1(B). ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          8725 Henderson Road, Renaissance One, Tampa, Florida

ITEM 2(A). NAME OF PERSON FILING:

     The Statement is filed on behalf of George Soros (the "Reporting Person"). This statement relates to Shares (as defined herein) held for the accounts of Open Society Institute, a New York trust ("OSI") and Tivadar Holdings LLC, a Delaware limited liability company ("Tivadar"). The Reporting Person is a trustee of OSI. The manager of Tivadar is SFM Participation, L.P. The general partner of SFM Participation, L.P. is SFM AH LLC. The managing member of SFM AH LLC is Soros Fund Management LLC. The Reporting Person is the chairman of Soros Fund Management LLC.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of the Reporting Person is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

ITEM 2(C). CITIZENSHIP:

          The Reporting Person is a United States citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.01 par value per share (the "Shares").

ITEM 2(E). CUSIP NUMBER:

          94946T106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
       (C), CHECK WHETHER THE PERSON FILING IS A:

          This Item 3 is not applicable.

ITEM 4. OWNERSHIP:

ITEM 4(A). AMOUNT BENEFICIALLY OWNED:

     In connection with a distribution of Shares from TowerBrook Investors L.P., on August 2, 2006, the Reporting Person, QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI"), and Soros Limited Partner LLC, a Delaware limited liability company ("SLP"), ultimately received 71,705 Shares, 90,201 Shares, and 3,465,030 Shares, respectively. As a result of subsequent distributions and charitable contributions none of the Reporting Person, QIHMI or SLP currently hold any Shares. As of the date hereof, the only shares that the Reporting Person may be deemed to be the beneficial owner of are 711,080 Shares held for the account of OSI and 531,329 Shares held for the account of Tivadar.

                                                               PAGE 4 OF 7 PAGES

ITEM 4(B). PERCENT OF CLASS:

     As of the date hereof, the number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 3.1% of the total number of Shares outstanding. The foregoing percentage is calculated based upon information provided in the Issuer's most recent quarterly report on Form 10-Q, that there were 40,613,012 Shares outstanding as of August 2, 2006.

ITEM 4(C). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i) Sole power to vote or to direct the vote:                 531,329

     (ii) Shared power to vote or to direct the vote:              711,080

     (iii) Sole power to dispose or to direct the disposition of:  531,329

     (iv) Shared power to dispose or to direct the disposition of: 711,080

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     This Item 7 is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

     This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               PAGE 5 OF 7 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2006                 GEORGE SOROS



                                       By:   /s/ Jodye M. Anzalotta
                                             -----------------------------------
                                             Jodye M. Anzalotta
                                             Attorney-in-Fact


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                                                               PAGE 6 OF 7 PAGES


                                  EXHIBIT INDEX

                                                                                     PAGE NO.

A.   Power of Attorney, dated June 16, 2005, granted by Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta, Ms Maryann Canfield,
     Mr. Jay Schoenfarber and Mr. Robert
     Soros......................................................................        7



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                                                               PAGE 7 OF 7 PAGES


                                    EXHIBIT A

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS. acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                  GEORGE SOROS



                                  /s/ Daniel Eule
                                  ---------------------------------
                                  Daniel Eule
                                  Attorney-in-Fact for George Soros